UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.
(Name of the Issuer)

International Lottery & Totalizator Systems, Inc.
(Name of Persons Filing Statement)

Common stock, no par value per share
(Title of Class of Securities)

459824-20-7
(CUSIP Number of Class of Securities)

International Lottery & Totalizator Systems, Inc.
2310 Cousteau Court
Vista, California 92081-8346
Attention: Jeffrey M. Johnson
(760) 598-1655
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copy to:

Paul D. Broude, Esq.
Richard C. Segal, Esq.
Foley & Lardner LLP
111 Huntington Avenue
Boston, Massachusetts 02199-7610
(617) 342-4000

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,944,517.06	$636.85

* Estimated maximum price to be paid in lieu of fractional share interests to persons holding less than one whole share of common stock after the consummation of the proposed reverse stock split.

** Determined pursuant to Rule 0-11(b)(1) as $4,944,517.06 multiplied by 0.0001288.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by International Lottery & Totalizator Systems, Inc., a California corporation (the “Corporation”).

This Transaction Statement relates to the proposed reincorporation of the Corporation from California to Delaware by means of a merger with and into a wholly-owned Delaware subsidiary (the “Reincorporation”) and a subsequent amendment to the surviving corporation’s certificate of incorporation to effect a 9,245,317-for-1 reverse stock split (the “Reverse Stock Split”) on outstanding shares of common stock.  As a result of the Reincorporation and the Reverse Stock Split, Berjaya Lottery Management (H.K.) Limited (“Berjaya”), the holder of 71.3% of the Corporation’s outstanding common stock, no par value, as of the date hereof will be the sole shareholder of the surviving corporation.  Promptly thereafter, the surviving corporation, as successor to the Corporation, will terminate its registration and reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Corporation’s board of directors approved the Reincorporation and the Reverse Stock Split at a special telephonic meeting on January 8, 2014 and Berjaya approved the Reincorporation and the Reverse Stock Split by written consent on January 9, 2014.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary information statement (the “Information Statement”) under Regulation 14C of the Exchange Act relating to the Reincorporation and the Reverse Stock Split.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Information Statement.

TRANSACTION STATEMENT

Item 1.	Summary Term Sheet.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

Item 2.	Subject Corporation Information.

(a)	Name and Address: The Corporation’s name and the address and telephone number of its principal executive offices are as follows:

International Lottery & Totalizator Systems, Inc.
2310 Cousteau Court
Vista, California 92081
(760) 598-1655

(b)	Securities: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

“Market and Market Price of Our Common Stock”

(c)	Trading Market and Price: The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market and Market Price of Our Common Stock”

(d)	Dividends: The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market and Market Price of Our Common Stock”

(e)	Prior Public Offerings: Not Applicable

(f)	Prior Stock Purchases: Not Applicable

Item 3.	Identity and Background of Filing Person.

(a)-(c)	Name and Address; Business and Background of Entities; Business and Background of Natural Persons: The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

Item 4.	Terms of the Transaction.

(a)	Material Terms: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Reincorporation of the Corporation from California to Delaware—Reincorporation—Overview”

“Reincorporation of the Corporation from California to Delaware—Reincorporation—Principal Reasons for the Reincorporation”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Overview”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Principal Reasons for the Reverse Stock Split”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Effect of the Reverse Stock Split on Cashed-Out Shareholders”

(c)	Different Terms: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Overview”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Effect of the Reverse Stock Split on Cashed-Out Shareholders”

(d)	Appraisal Rights: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Reincorporation of the Corporation from California to Delaware—Reincorporation—No Appraisal Rights”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Effecting the Reverse Stock Split—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders: The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—No Unaffiliated Shareholder Approval Requirement or Special Provisions for Access to Corporate Files”

(f)	Eligibility for Listing or Trading: Not Applicable

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c)	Transactions; Significant Corporate Events; Negotiations or Contacts: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Management’s Discussion and Analysis of Financial Condition and Results of Operations”

“Index to Financial Statements—Related Party Transactions”

(e)	Agreements Involving the Subject Corporation’s Securities: Not Applicable

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Effecting the Reverse Stock Split—Amendment to Delaware Certificate”

(c)(1)-(8)	Plans: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Reincorporation of the Corporation from California to Delaware—Reincorporation”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Effecting the Reverse Stock Split”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Reincorporation of the Corporation from California to Delaware—Reincorporation—Principal Reasons for the Reincorporation”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Purpose and Alternatives of the Reverse Stock Split”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Principal Reasons for the Reverse Stock Split”

(b)	Alternatives: The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Purpose and Alternatives of the Reverse Stock Split”

(c)	Reasons: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Reincorporation of the Corporation from California to Delaware—Reincorporation—Principal Reasons for the Reincorporation”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Principal Reasons for the Reverse Stock Split”

(d)	Effects: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Reincorporation of the Corporation from California to Delaware—Reincorporation—Overview”

“Reincorporation of the Corporation from California to Delaware—Reincorporation—Certain Material U.S. Federal Income Tax Considerations of the Reincorporation”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Overview”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Effect of the Reverse Stock Split on Officers, Directors, and Affiliates”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Effect of the Reverse Stock Split on our Cashed-Out Shareholders”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Effecting the Reverse Stock Split— Certain Material U.S. Federal Income Tax Considerations of the Reverse Stock Split”

Item 8.	Fairness of the Transaction.

(a)-(b)	Fairness; Factors Considered in Determining Fairness: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Background”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Fairness of the Reverse Stock Split to Cashed-Out Shareholders”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Fairness Opinion of Financial Advisor”

Appendix D

(c)-(d)	Approval of Security Holders; Unaffiliated Representative: The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—No Unaffiliated Shareholder Approval Requirement or Special Provisions for Access to Corporate Files”

(e)	Approval of Directors: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Background”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Principal Reasons for the Reverse Stock Split”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Fairness of the Reverse Stock Split to Cashed-Out Shareholders”

(f)	Other Offers: Not Applicable

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(c)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Background”

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Special Factors Regarding the Reverse Stock Split—Fairness Opinion of Financial Advisor”

Appendix D

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Corporation during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds: The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Effecting the Reverse Stock Split— Expenses”

(b)	Conditions: None

(c)	Expenses: The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Amendment of the Certificate of Incorporation to Effect the Reverse Stock Split—Effecting the Reverse Stock Split— Expenses”

(d)	Borrowed Funds: Not Applicable

Item 11.	Interest in Securities of the Subject Corporation.

(a)	Securities Ownership: The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

(b)	Securities Transactions: None

Item 12.	The Solicitation or Recommendation.

(d)-(e)	Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others: Not Applicable

Item 13.	Financial Statements.

(a)	Financial Information: The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Index to Financial Statements”

(b)	Pro Forma Information: Not Applicable

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)	Solicitations or Recommendations; Employee and Corporate Assets: Not Applicable

Item 15.	Additional Information.

(b)	Not Applicable

(c)	Other Material Information: The information set forth in the Information Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)	Information Statement of International Lottery & Totalizator Systems, Inc. (incorporated herein by reference to the Schedule 14C filed concurrently with the Securities and Exchange Commission).

(b)	Not Applicable.

(c)	Fairness Opinion, dated as of January 8, 2014, of Mercer Capital Management, Inc. (incorporated herein by reference to Appendix D to the Information Statement).

(d)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2014

INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

By:	/s/ Siaw Peng Low
Name: Siaw Peng Low
Title: Corporate Secretary